EXHIBIT 99.8

Date: November 5, 2019	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PENGROWTH ENERGY CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	November 15, 2019
Record Date for Voting (if applicable) :	November 15, 2019
Beneficial Ownership Determination Date :	November 15, 2019
Meeting Date :	December 19, 2019
Meeting Location (if available) :	Calgary AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	70706P104	CA70706P1045
6.25 SER B CONV UNSEC SUB DEBS	70706PAB0	CA70706PAB00

Sincerely,
Computershare
Agent for PENGROWTH ENERGY CORPORATION